EXHIBIT 99.1

Hydrogenics Reports First Quarter 2019 Results

Backlog Rises to $150 Million; Balance Sheet Bolstered by Air Liquide Investment

MISSISSAUGA, Ontario, May 14, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2019 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Recent Highlights

“I’m pleased to report that our fiscal first quarter was an active one for the Company, and we ended the period with a much stronger balance sheet and backlog – bolstered by our relationship with Air Liquide,” said Daryl Wilson, President and Chief Executive Officer. “Our partnership with this key industry player globally continues to develop, positioning us for more growth opportunities than ever before. At the same time, we recently announced an award from Halcyon Power to supply a carbon-free hydrogen production facility in New Zealand. This is our first major win in the South Pacific, and the 1.5 megawatt project should be up and running next year as Halcyon’s owners – Tuaropaki Trust and Obayashi Corporation – look to implement a hydrogen supply chain strategy for New Zealand and Japan.

“Due to our leading role in the world’s burgeoning fuel-cell powered rail and bus sectors, we anticipate increasing activity in the space during the second half of 2019. Overall, given our solid balance sheet, strong partnerships, and current demand trends, we remain optimistic about the outlook for meaningful top line growth and improved financial performance this year.”

Summary of Results for the Quarter Ended March 31, 2019 (compared to the Quarter Ended March 31, 2018 unless otherwise noted)

  Company revenue was $8.1 million for the first quarter of 2019, comparable to the prior-year period.

  Hydrogenics secured $26.5 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $150.0 million as of March 31, 2019. Order backlog movement during the first quarter (in $ millions) was as follows:

	December 31, 2018 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	March 31, 2019 backlog
OnSite Generation	$20.6	$22.0	$(0.1)	$2.5	$40.0
Power Systems	112.1	4.5	(1.0)	5.6	110.0
Total	$132.7	$26.5	$(1.1)	$8.1	$150.0

  Of the current backlog of $150.0 million, Hydrogenics expects to recognize approximately $57.6 million as revenue in the following twelve months, not including orders both received and delivered after March 31, 2019.

  Gross profit was $3.9 million (47.9% of revenue) in 2019 compared to $3.2 million (39.7% of revenue) in the first quarter of 2018. The increase in gross profit and gross margin was attributable to higher profitability on license and support services revenue in the Company’s Power Systems business.
  Cash operating costs1 increased $0.1 million, to $5.0 million, for the current quarter compared to $4.9 million for the prior-year period, reflecting an increase in SG&A expense of $0.4 million, partially offset by a decline in R&D expense of $0.3 million.
  Adjusted EBITDA2 loss improved $0.6 million, to $1.0 million, for the first quarter of 2019 compared to a loss of $1.6 million in the first quarter of 2018. This improvement reflects the higher gross margin noted above.
  The net loss for the quarter was $2.6 million, or $(0.15) per share, versus $2.0 million, or $(0.13) per share, in the first quarter of 2018.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 1:00 p.m. EDT on May 14, 2019 to review first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended
	March 31,
	2019	2018
Selling, general and administrative expenses	$4,107	$2,836
Research and product development expenses	1,809	2,081
Total operating costs	$5,916	$4,917
Less: Amortization and depreciation	(233)	(103)
Less: loss on disposal of assets	(2)	(3)
Less: DSUs (expense) recovery	(462)	326
Less: Stock-based compensation expense	(236)	(222)
Cash operating costs	$4,983	$4,915

Adjusted EBITDA

	Three months ended
	March 31,
	2019	2018
Net loss	$(2,647)	$(1,954)
Loss (gain) from joint ventures	(5)	69
Finance loss (income), net	611	(94)
Income tax expense	–	300
Amortization and depreciation	380	177
DSUs expense (recovery)	462	(326)
Stock-based compensation	236	222
Adjusted EBITDA	$(963)	$(1,606)

Hydrogenics Corporation
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31,	December 31,
	2019	2018

Assets
Current assets
Cash and cash equivalents	$21,531	$7,561
Restricted cash	647	935
Trade and other receivables	6,420	6,728
Contract assets	4,657	4,534
Inventories	20,707	17,174
Prepaid expenses	1,982	1,960
	55,944	38,892
Non-current assets
Restricted cash	191	241
Contract assets	2,654	1,689
Investment in joint ventures	1,678	1,644
Right-of-use assets	3,544	–
Property, plant and equipment	2,873	2,867
Intangible assets	218	232
Goodwill	4,276	4,359
	15,434	11,032
Total assets	$71,378	$49,924

Liabilities
Current liabilities
Trade and other payables	$8,467	$9,068
Contract liabilities	15,175	14,581
Financial liabilities	5,441	3,359
Provisions	1,764	2,041
Deferred funding	1,878	1,744
	32,725	30,793
Non-current liabilities
Other liabilities	7,998	5,711
Contract liabilities	959	1,420
Provisions	777	810
Deferred funding	189	229
	9,923	8,170
Total liabilities	42,648	38,963

Share capital	408,279	387,911
Contributed surplus	20,945	20,717
Accumulated other comprehensive loss	(2,861)	(2,681)
Deficit	(397,633)	(394,986)
Total equity	28,730	10,961
Total equity and liabilities	$71,378	$49,924

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31,
	2019	2018

Revenues	$8,084	$8,147
Cost of sales	4,209	4,909
Gross profit	3,875	3,238

Operating expenses
Selling, general and administrative expenses	4,107	2,836
Research and product development expenses	1,809	2,081
	5,916	4,917

Loss from operations	(2,041)	(1,679)

Gains (losses) from joint ventures	5	(69)

Finance income (loss)
Interest expense, net	(284)	(381)
Foreign currency gains (losses), net	(201)	219
Other finance gains (losses), net	(126)	256
Finance income (loss), net	(611)	94

Loss before income taxes	(2,647)	(1,654)
Income tax expense	–	300
Net loss for the period	(2,647)	(1,954)

Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(180)	329
Comprehensive loss for the period	$(2,827)	$(1,625)

Net loss per share
Basic and diluted	$(0.15)	$(0.13)

Weighted average number of common shares outstanding	18,081,498	15,436,879

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended
	March 31,
	2019	2018
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(2,647)	$(1,954)
Decrease (increase) in restricted cash	323	(13)
Items not affecting cash:
Loss on disposal of property, plant and equipment	2	3
Amortization and depreciation	380	177
Loss (gain) from change in fair value of warrants	126	(286)
Unrealized foreign exchange loss (gain)	31	(24)
Losses (gains) from joint ventures	(5)	69
Accreted interest and fair value adjustment	360	444
Stock-based compensation	236	222
Stock-based compensation – DSUs	462	(326)
Net change in non-cash operating assets and liabilities	(4,180)	557
Cash used in operating activities	(4,912)	(1,131)

Investing activities
Purchase of property, plant and equipment	(184)	(234)
Repayment of government funding	(974)	–
Purchase of intangible assets	(8)	–
Cash used in investing activities	(1,166)	(234)

Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	20,360	–
Principal repayments of long-term debt	–	(250)
Interest payments	(44)	(296)
Lease payments	(180)	–
Repayment of operating borrowings	–	(1,193)
Cash provided by (used in) financing activities	20,136	(1,739)

Increase (decrease) in cash and cash equivalents during the period	14,058	(3,104)
Cash and cash equivalents – Beginning of period	7,561	21,511
Effect of exchange rate fluctuations on cash and cash equivalents held	(88)	75
Cash and cash equivalents – End of period	$21,531	$18,482